Michael J. Willisch +34 91 768 9610 michael.willisch@davispolk.com davispolk.com	Davis Polk & Wardwell LLP Paseo de la Castellana, 41 28046 Madrid

August 11, 2025

Re:	Banco Bilbao Vizcaya Argentaria, S.A.

Draft Registration Statement on Form F-4

Confidentially Submitted August 11, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attn:	Mr. Shane Callaghan

Mr. Todd Schiffman

Mr. Christian Windsor

Ladies and Gentlemen:

On behalf of Banco Bilbao Vizcaya Argentaria, S.A., a bank organized under the laws of the Kingdom of Spain (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) relating to Amendment No. 3 to the Company’s Registration Statement on Form F-4 (File No. 333-281111) (the “Registration Statement”) contained in the Staff’s letter dated March 13, 2025 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has further amended the Registration Statement (the “Draft Registration Statement”) and is submitting it together with this response letter. The Draft Registration Statement also contains certain additional updates and revisions. The Company is seeking confidential treatment for the submission pursuant to Rule 83 of the Commission. This confidential submission is being made following discussions with you and following the procedures set forth in the announcement, dated March 3, 2025, of the Commission’s Division of Corporation Finance regarding enhanced accommodation for issuers submitting draft registration statements.

In accordance with the procedures of the Commission for draft registration statement submissions, the enclosed Draft Registration Statement is being submitted to you in draft, unsigned form on a confidential basis.

The Company undertakes that it will publicly file Amendment No.4 the Registration Statement and any non-public draft submissions at least two business days prior to the requested effective date of the Registration Statement (or as otherwise may be agreed with the Staff).

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in the Draft Registration Statement. The Company is also sending, under separate cover, a marked copy of the Draft Registration Statement showing changes to the Registration Statement. Capitalized terms used but not defined within this letter have the meanings ascribed to them in the Draft Registration Statement.

Amendment No. 3 to the Form F-4 filed February 27, 2025

Antitrust Authorizations, page 26

1.

We reissue in part prior comment 2 in our letter dated November 5, 2024. We note that your response states that the CNMV will not permit BBVA to commence the acceptance period until the Spanish antitrust authorities and, if applicable, the Council of Ministers, issue a decision with respect to the economic concentration resulting from completion of the exchange offer. However, the revised disclosure appears to indicate that the exchange offer could commence while this decision is still pending. For example, the disclosure on page 103 indicates that BBVA “may, at its discretion, waive the [offer] condition to obtain the authorization of the CNMC or withdraw the exchange offer. BBVA will promptly evaluate the expected consequences of any such conditions [imposed by the CNMC] to determine whether to continue with completion of or withdraw the exchange offer, and publicly announce its decision.” This disclosure appears to contradict your response. Please revise, here and throughout the prospectus, to clarify this point. As discussed with your counsel, if the exchange offer may commence or close before receipt of antitrust and other governmental approvals, including review by the Spanish Council of Ministers (if applicable), we will likely have additional comments regarding the contemplated structure of the exchange offer.

Response: The Company respectfully advises the Staff that, on April 30, 2025, the CNMC issued a resolution authorizing the economic concentration resulting from completion of the exchange offer subject to the CNMC Commitments. In accordance with the Spanish Competition Law, the CNMC’s resolution was communicated to the Spanish Minister of Economy, Trade and Business, who had 15 business days to decide whether to refer the CNMC’s resolution to the Spanish Council of Ministers for review on the basis of general public interest. Such referral was made on May 27, 2025. The Spanish Council of Ministers had a one-month period starting from such date to (i) confirm the CNMC’s resolution or (ii) make a determination, on the basis of general public interest, on the economic concentration resulting from completion of the exchange offer. On June 24, 2025, the Spanish Council of Ministers authorized the economic concentration resulting from completion of the exchange offer subject to the Council of Ministers’ Authorization. On June 30, 2025, the Company publicly announced its decision not to withdraw (terminate) the exchange offer. As a result, the condition requiring the obtainment of the authorization of the economic concentration resulting from completion of the exchange offer by the CNMC is considered satisfied, and the Company has revised the disclosure throughout the Draft Registration Statement to clarify this point.

Conditions to Completion of the Exchange Offer, page 100

2.

We reissue in part prior comment 7 in our letter dated November 5, 2024. We note the revised disclosure on page 125 that “the merger of CaixaBank and Bankia and the merger of Unicaja Banco and Liberbank” are two examples of where the Spanish Minister of Economy, Trade and Business has authorized a merger following the acquisition of control of a credit institution. Please revise to provide more detail about these precedent transactions considered by BBVA, such as the date of the related authorization by the Spanish Minister of Economy, Trade and Business and whether such transactions involved a hostile tender offer.

Response: In response to the Staff’s comment, and in light of the Council of Ministers’ Authorization, the Company has revised the disclosure in the Draft Registration Statement to remove references to these precedent transactions and related disclosure.

Squeeze-out and Merger, page 123

3.

We reissue prior comment 8 in our letter dated November 5, 2024. We note your response that BBVA is “unable to specify the market conditions or other circumstances that would result in the Company not pursuing a merger after completion of the exchange offer.” Please revise to specify the factors that BBVA will consider in evaluating whether such currently unknown market conditions or other circumstances make it “inadvisable to carry out such merger process.”

Response: In response to the Staff’s comment, the Company has expanded the disclosure to specify the market conditions or other circumstances which would make impractical, inadvisable or impossible to carry out a merger process with Banco Sabadell following the No-merger Period. See pages 14, 48, 159 and 163 of the Draft Registration Statement.

General

4.

We reissue in part prior comment 11 in our letter dated November 5, 2024. We note the new risk factor on page 45 entitled ‘If the exchange offer is completed and the intended merger is not consummated, BBVA will be Banco Sabadell’s majority shareholder and its interests may differ from the interests of other shareholders of Banco Sabadell.’ Please revise to clarify that minority shareholders of Banco Sabadell will have little ability to influence the direction of Banco Sabadell following completion of the exchange offer.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 52 of the Draft Registration Statement to clarify that, following completion of the exchange offer, current shareholders of Banco Sabadell will have little ability to influence the direction of Banco Sabadell.

5.

See our last comment above. We note the disclosure on page 130 regarding BBVA respecting the interests of minority shareholders of Banco Sabadell following the exchange offer. Please revise to describe the rights of minority shareholders under applicable Spanish law.

Response: In response to the Staff’s comment, the Company has revised the disclosure in the Draft Registration Statement to remove this reference. We note to the Staff that the rights of holders of Banco Sabadell shares are summarized beginning on page 185 of the Draft Registration Statement. We also note that the Council of Ministers’ Authorization, and in particular, the Autonomy Condition, which are described throughout the Draft Registration Statement, also serve to help protect the interests of minority shareholders of Banco Sabadell.

Please do not hesitate to contact me at +34 91 768 9610 or michael.willisch@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Michael J. Willisch

Michael J. Willisch

CC without enclosure:	Mr. Javier Álvarez-Cienfuegos
(Banco Bilbao Vizcaya Argentaria, S.A.)

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